OFFER TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES
OF
PLACER DOME INC.
on the basis of, at the election of each holder,
(a) US$20.50 in cash; or
(b) 0.7518 of a Barrick Common Share and US$0.05 in cash
for each common share of Placer Dome Inc.
(together with any associated rights under the Shareholders Rights Plan)
subject, in each case, to pro ration
BY
BARRICK GOLD CORPORATION
THE OFFER WILL EXPIRE AT 8:00 P.M., TORONTO TIME, ON DECEMBER 20, 2005, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.
November 10, 2005
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
      We have been engaged by Barrick Gold Corporation, a corporation organized under the laws of the Province of Ontario, Canada (the “Offeror”), to act as Dealer Managers in connection with the Offeror’s offer to purchase (1) all of the outstanding common shares (including those shares that are subject to CHESS Depositary Interests and International Depositary Receipts) (the “Placer Dome Common Shares”) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for common shares, and (2) the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder,:

a)	US $20.50 in cash for each Share (the “Cash Alternative”); or

b)	0.7518 of a Barrick common share and US$0.05 in cash for each Share (the “Share Alternative”), in each case, as elected by the shareholder of Placer Dome (the “Shareholder”) and subject to pro ration as set forth in the Offer and Circular and described below.
      The offer to purchase is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer and Circular and the Letter of Transmittal, as each may be amended or supplemented from time to time, collectively constitute the “Offer”. Capitalized terms used but not defined in this letter which are defined in the Offer and Circular dated November 10, 2005 relating to the Offer have the meanings given to them in the Offer and Circular.
      Unless waived by the Offeror, holders of Placer Dome Common Shares are required to deposit one SRP Right for each Placer Dome Common Share in order to effect a valid deposit of such Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Placer Dome Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Shareholders prior to the time that the holder’s Placer Dome Common Shares are deposited pursuant to the Offer, in order for the Placer Dome Common Shares to be validly deposited, Rights Certificates representing SRP Rights equal in number to the number of Placer Dome Common Shares deposited must be delivered to the Depositary or the U.S. Forwarding Agent, as applicable. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Placer Dome Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure discussed in “Manner of Acceptance” in Section 3 of the Offer. In any case, a deposit of Placer Dome Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Placer Dome Common Shares deposited pursuant to the Offer to the Depositary or the U.S. Forwarding Agent, as applicable, within three Business Days after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary or the U.S. Forwarding Agent receive, prior to taking up the Placer Dome Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Placer Dome Common Shares deposited by such holder.
      If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer in accordance with the guaranteed delivery procedures set forth in “Manner of Acceptance” in Section 3 of the Offer.
      The Offer is subject to a number of conditions, including:

1.	Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Shares that would represent at least 66 2/3% of the total number of outstanding Shares on a fully diluted basis.

2.	Placer Dome’s board of directors must waive our acquisition of Shares under the Offer as a triggering event under Placer Dome’s shareholder rights plan or we must be satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and any proposed second-step transaction.

3.	All government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

4.	Placer Dome shall not have reorganized in a manner that would have the effect of preventing the Offeror from obtaining a full tax-cost “bump” under Canadian law in respect of certain assets of Placer Dome.
      The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions to the Offer” in Section 4 of the Offer.
      Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
      Enclosed herewith are copies of the following documents:

1.	Offer and Circular dated November 10, 2005;

2.	Letter of Transmittal to be used by Shareholders of Placer Dome in accepting the Offer (facsimile copies of the Letter of Transmittal with original signatures and all required signature guarantees may be used to tender the Shares).

3.	Notice of Guaranteed Delivery to be used to accept the Offer if certificates representing the Placer Dome Common Shares and SRP Rights, if applicable, are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary before the Expiry Time.

4.	A Letter to Clients which may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such client’s instructions and election with regard to the Offer.

5.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 included in the Letter of Transmittal.

6.	Return envelope addressed to CIBC Mellon Trust Company, as Depositary.
      Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 8:00 p.m., Toronto time, on December 20, 2005, unless the Offer is extended withdrawn.

      If all the conditions of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date. The Offeror will be obligated to promptly pay for the Shares so taken up, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of such deposit. For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates representing the Shares, or a timely Book-Entry Confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company, pursuant to the procedures set forth in “Manner of Acceptance — Section 3” of the Offer, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in “Manner of Acceptance” in Section 3 of the Offer) in connection with a book-entry transfer effected pursuant to the procedure set forth in “Manner of Acceptance” in Section 3 of the Offer, and (3) any other documents required by the Letter of Transmittal. The total amount of cash available under the Offer is limited to US$1,223,721,097 and the total number of Barrick Common Shares available for issuance under the Offer is limited to 303,021,050 Barrick Common Shares (based on the number of Shares outstanding on a fully diluted basis as of October 21, 2005 as disclosed by Placer Dome). The consideration payable under the Offer will be pro rated as necessary to ensure that the total aggregate consideration payable under the Offer and in any second step transaction does not exceed the maximum aggregate amounts and will be based on the number of Shares acquired in proportion to the number of Shares outstanding on a fully diluted basis.
      Any Shareholder who fails to complete the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, electing the Cash Alternative or who does not properly elect either the Cash Alternative or the Share Alternative in the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, with respect to any Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative. Assuming that either all Shareholders tender to the Cash Alternative or all Shareholders tender to the Share Alternative, each Shareholder will be entitled to receive US$2.65 in cash and 0.6562 of a Barrick Common Share for each Share tendered, subject to adjustment for fractional shares. It is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares. For greater certainty, unless a Shareholder receives only cash consideration for its Shares, in all circumstances, a Shareholder will receive at least US$0.05 in cash and no more than 0.7518 Barrick Common Shares in respect of each Share deposited pursuant to the Offer.
      No fractional Barrick Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Barrick Common Shares as consideration under the Offer and the aggregate number of Barrick Common Shares to be issued to such Shareholder would result in a fraction of a Barrick Common Share being issuable, the number of Barrick Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of US$27.20 per Barrick Common Share), provided, however, that the number of Barrick Common Shares to be received by a Shareholder shall be rounded down in all circumstances where rounding would result in such Shareholder receiving less than US$0.05 per Share tendered by such Shareholder on a per Share basis.
      Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Shareholder depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.
      The Offeror will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, U.S. Forwarding Agent, Dealer Managers and the Information Agent, as described in the Offer and Circular) in connection with the solicitation of tenders of Shares pursuant to the Offer.
      The Offeror will, however, upon request, reimbursed you for customary mailing and handling expenses incurred by you in forwarding the enclosed Offer materials to your customers.
      The Offeror will pay or cause to be paid any transfer taxes payable on the transfer of Shares to it, except as otherwise provided in the Offer.

      Questions and requests for additional copies of the enclosed material may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of the enclosed Offer and Circular.

Very truly yours,

RBC CAPITAL MARKETS CORPORATION
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Dealer Managers in the United States

Nothing contained herein or in the enclosed documents shall render you or any other person the agent of the Offeror, the Depositary, the U.S. Forwarding Agent, the Information Agent, the Dealer Managers or any affiliate thereof or authorize you or any other person to give any information or make any representation on behalf of any of them with respect to the Offer other than the documents enclosed and the statements contained therein.